Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 21, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on December 20, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 20, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

December 21, 2007	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)

CONTINUING CONNECTED TRANSACTION

AND REVISED 2007 ANNUAL CAP

The Company has agreed with AMC to renew the asset management agreement dated December 29, 2005. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable under the Asset Management Agreement represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, the Asset Management Agreement falls within Rule 14A.34 and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval.

In addition, the Company intends to revise the existing cap for the year ending December 31, 2007 in respect of the asset management agreement dated December 29, 2005 with AMC. Given that the revised cap represents less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the transactions contemplated thereunder fall within Rule 14A.34 of the Listing Rules, and are only subject to the reporting, announcement and annual review requirements under the Listing Rules and are exempt from independent shareholders’ approval.

INTRODUCTION

On December 29, 2005, the Company entered into an asset management agreement with AMC. The agreement was for a term of two years effective from January 1, 2006 and expiring on December 31, 2007, and subject to compliance with the Listing Rules, will be renewed for another one year.

The Company has agreed with AMC to renew the asset management agreement dated December 29, 2005. CLIC is a connected person of the Company by virtue of it being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable under the Asset Management Agreement represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, the Asset Management Agreement falls within Rule 14A.34 of the Listing Rules and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval. Save as disclosed above and to the best of the Director’s knowledge and belief, there is no prior transaction with AMC that requires aggregation for the purpose of Rule 14A.25 of the Listing Rules.

In addition, the Company intends to revise the existing cap for the year ending December 31, 2007 in respect of the asset management agreement dated December 29, 2005 with AMC. Given that the revised cap represents less than 2.5% of the applicable percentage

Commission File Number 001-31914

ratios as defined in the Listing Rules, the transactions contemplated thereunder fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting, announcement and annual review requirements under the Listing Rules and are exempt from independent shareholders’ approval.

ASSET MANAGEMENT AGREEMENT

AMC, a subsidiary of the Company, has agreed with the Company to renew the asset management agreement, which will be effective on January 1, 2008 and expire on December 31, 2008.

In accordance with the Asset Management Agreement, AMC agrees to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by AMC pursuant to the agreement. All investment interests and losses relating to the assets managed by AMC pursuant to the agreement will be retained and borne by the Company (as the case may be). The Company has the right to establish, and amend the investment guidelines (relating to the scope, type, proportion of investment, investment restrictions and conditions, counterparties of the transactions, risk tolerance, target rate of return and investment criteria) as it deems necessary. The Company also has the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agrees to pay AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee is calculated based on 10% of the fixed service fee payable in that particular year, together with the score from the performance assessment to determine the variable service fee payment proportion.

The service fees under the Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Terms and termination

The Asset Management Agreement is for a term of one year effective from January 1, 2008 and expiring on December 31, 2008.

Cap Amount

Historical figures

The service fees paid by the Company to AMC pursuant to the asset management agreement dated December 29, 2005 for the two years ended December 31, 2006 and the six months ended June 30, 2007 were as follows:

Commission File Number 001-31914

		Amount of Service Fees Paid by the Company

Period	Annual cap	(RMB in million)
Year ended December 31, 2005	Not exceeding the higher of either HK$10,000,000 or 3% of the book value of the then latest audited net tangible assets of the Company and its subsidiaries	239

Year ended December 31, 2006	RMB360million	283

Six months ended June 30, 2007	RMB360 million (for the year ending December 31, 2007)	161

Based on the latest figures available to the Company, the service fees paid by the Company to AMC under the asset management agreement dated December 29, 2005 for the 10 months ended October 31, 2007 have not exceeded the above annual cap.

Cap Amount for year 2008

For the purpose of Rule 14A.35(2) of the Listing Rules, the annual cap in respect of the service fees to be paid by the Company to AMC under the Asset Management Agreement for the year ending December 31, 2008 is RMB700,000,000. Depending on the actual circumstances, such cap will be subject to adjustment. The Company will comply with the applicable requirements of the Listing Rules before such cap will be exceeded and make an announcement should such adjustment take place.

In determining the above annual cap, the parties have taken into account the historical figures and the expected growth in the size and composition of the assets managed and to be managed by AMC and the result of the continuous growth of the capital markets in the PRC in 2008.

Reasons for and basis of the revised cap for year 2007

For the reasons stated below, the Company intends to revise the existing cap for the year ending December 31, 2007 in respect of the asset management agreement dated December 29, 2005 with AMC to RMB 450,000,000.

The service fees paid to AMC by the Company for the six months ended June 30, 2007 amounted to approximately RMB161 million, representing approximately 44.72% of the existing cap. The revision of the existing 2007 cap on the service fee is attributable to the substantial increase in the value of the capital markets in the PRC in 2007 and thus the increase in the value of assets managed by AMC, which was not anticipated nearly two years ago when the existing cap was set. Due to the relative nature of the capital markets, it would be difficult for the Company to estimate an appropriate cap well in advance. Therefore, the Company seeks to establish a revised cap on the service fees that it believes will be adequate to meet the maximum service fees to be received by AMC in the second half of 2007.

Commission File Number 001-31914

Reasons for and benefits of the transaction

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management. Taking into account the experience and expertise of AMC in asset management, the Company considers it appropriate to entrust AMC to invest and manage assets on behalf of the Company. In addition, AMC has been providing the Company with fund management and consultation services since the Company’s listing. In light of AMC’s familiarity with the operations of the Company, the Company believes that AMC can provide efficient and effective fund management and consultation services to the Company.

OTHER INFORMATION

AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules.

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.

The Directors, including independent non-executive Directors, are of the opinion that the terms of the Asset Management Agreement, the annual cap for 2008 and the revised annual cap for 2007 in respect of the asset management agreement dated December 29, 2005 are fair and reasonable and in the interests of the Company and the Shareholders as a whole. In addition, the terms of the Asset Management Agreement, the annual cap for 2008 and the revised annual cap for 2007 in respect of the asset management agreement dated December 29, 2005 are on normal commercial terms and in the ordinary and usual course of the Company’s business.

DEFINITIONS

“AMC”	China Life Insurance Asset Management Company Limited ,established by the Company and CLIC on November 23, 2003, a 60% owned subsidiary of the Company;

“Asset Management Agreement”	the asset management agreement renewed by the Company with AMC, effective on January 1, 2008;

“Board”	the board of Directors of the Company;

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC;

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC;

“connected person”	as defined in the Listing Rules;

“Directors”	the directors of the Company;

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

Commission File Number 001-31914

“PRC”	the People’s Republic of China, but for the purposes of this announcement only excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC; and

“Shareholders”	the shareholders of the Company.

In this announcement, unless otherwise indicated, the exchange rate of HK$1-RMB0.94414 (which was the middle rate as announced by The People’s Bank of China on December 20, 2007) has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises:

Executive directors:	Yang Chao, Wan Feng

Non-executive directors:	Shi Guoqing, Zhuang Zuojin

Independent non-executive directors:	Long Yongtu, Sun Shuyi,
Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 20 December 2007